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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-63332


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 11, 2001)

                       FELCOR LODGING LIMITED PARTNERSHIP

         OFFER TO EXCHANGE ALL OUTSTANDING 8 1/2% SENIOR NOTES DUE 2011
                   FOR REGISTERED 8 1/2% SENIOR NOTES DUE 2011

         This document supplements the prospectus dated September 11, 2001 of FelCor Lodging Limited Partnership, or FelCor LP, relating to the offer to exchange all of its outstanding 8 1/2% Senior Notes due 2011, or Old Notes, for new 8 1/2% Senior Notes due 2011, or New Notes, that have been registered under the Securities Act of 1933.

         You should read this prospectus supplement in conjunction with the prospectus dated September 11, 2001. This prospectus supplement is qualified by reference to the prospectus dated September 11, 2001, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the September 11, 2001 prospectus.

         In connection with the issuance of the Old Notes on June 4, 2001, FelCor LP placed approximately $316 million of the net proceeds from the sale of the Old Notes in a restricted proceeds account. Under the restricted proceeds agreement, these funds were to be held for the payment of (a) a portion of the purchase price for the MeriStar merger, described below, and related fees and expenses, or (b) the redemption price in connection with a special mandatory redemption of the Old Notes.

         On September 21, 2001, the merger of FelCor Lodging Trust Incorporated, a Maryland corporation and the sole general partner of FelCor LP, or FelCor, with and into MeriStar Hospitality Corporation, or MeriStar, pursuant to that Agreement and Plan of Merger, as amended, originally entered into as of May 9, 2001, was terminated in accordance with terms of that Agreement and Plan of Merger. As a result, FelCor LP is required, pursuant to the Indenture dated as of June 4, 2001, governing the Old Notes and the New Notes, to conduct a special mandatory redemption of $300,000,000 aggregate principal amount of the Old Notes at a redemption price of 101% of the principal amount of the Old Notes to be redeemed plus accrued interest to the redemption date. FelCor LP has selected October 5, 2001 as the redemption date and all interest accruing on the Old Notes will cease to accrue on that date. The funds in the restricted proceeds account are sufficient and will be utilized to effect this redemption.

         In accordance with the terms of the Indenture governing the Notes, the Trustee shall select the Old Notes to be redeemed on a pro rata basis or on as nearly pro rata basis as practicable, as follows:

         NOTE              CUSIP NO.                 AMOUNT TO BE REDEEMED
         ----              --------                  ---------------------
         R-1               31430Q AJ 6                    $ 250,000,000
         R-2               31430Q AJ 6                    $  48,538,000
         S-1               U31522 AE 2                    $   1,462,000

         Since the Old Notes are evidenced only by book-entry on the records of The Depository Trust Company, or DTC, as Custodian, payment of the principal amount redeemed will be paid without presentation of the Old Notes. DTC will record the payment and reduction in the principal amount of the Old Notes on October 5, 2001. DTC will select the accounts of its participants holding positions in the Notes for reduction on a random basis in accordance with its standard procedures. Those holding a beneficial interest in the Notes should consult the financial institution through which their Notes are being held to determine the principal amount of such holder's beneficial interest which will be subject to the redemption.

         The exchange offer being made by the prospectus dated September 11, 2001 will continue as to the remaining $300,000,000 aggregate unredeemed principal amount of the Old Notes, and all of the terms of the exchange offer, as set forth in prospectus, will continue in full force and effect.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS SEPTEMBER 26, 2001.